
RECEIVED
AUG 30 2010



10031849

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52518

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/2009 (MM/DD/YY) AND ENDING 6/30/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: StreetCapital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Colonial Center Parkway Suite 430
(No. and Street)

Roswell (City) Georgia (State) 30076 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tripp, Chafin & Company, LLC
(Name – *if individual, state last, first, middle name*)

1225 Johnson Ferry Road, (Address) Suite 200, Marietta (City) Georgia (State) 30068 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PW

9/9/10

OATH OR AFFIRMATION

I, Vince Sbarra, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of StreetCapital, Inc., as of June 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public


Melissa R Rodriguez
My Commission Expires
Notary Public
July 22, 2014
Cobb County, Georgia

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



TRIPP, CHAFIN & COMPANY, LLC
Certified Public Accountants

1225 Johnson Ferry Road • Suite 200 Regency Park • Marietta, Georgia 30068
phone 770.565.2422 • fax 770.565.2462

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
StreetCapital, Inc.

We have audited the accompanying statements of financial condition of StreetCapital, Inc. f/k/a HPC Capital Management, Inc. as of June 30, 2010 and 2009 and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of StreetCapital, Inc. as of June 30, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and Supplementary Note is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Marietta, Georgia
August 17, 2010

Tripp, Chafin & Company, LLC

StreetCapital, Inc.
Statements of Financial Condition
June 30, 2010 and 2009

ASSETS	2010	2009
Cash	$ 14,360	$ 10,780
Prepaid rent	5,231	2,990
Property and Equipment, net of depreciation of $8,769 and $7,707, respectively	449	1,511
Deposits	6,181	8,710
Total Assets	$ 26,221	$ 23,991

LIABILITIES AND STOCKHOLDERS' EQUITY	2010	2009
Liabilities		
Accrued expenses	$ 8,018	$ 4,710
Accrued income taxes	250	250
Total Liabilities	8,268	4,960
Commitments and contingencies		
Stockholders' Equity		
Common stock, $1.00 par value; 100,000,000 shares authorized, 120,000 issued and outstanding	120,000	120,000
Additional paid-in capital	293,501	283,501
Accumulated deficit	(395,548)	(384,470)
Total Stockholders' Equity	17,953	19,031
Total Liabilities and Stockholders' Equity	$ 26,221	$ 23,991

The accompanying notes are an integral part of these financial statements.

StreetCapital, Inc.
Statements of Operations
for the years ended
June 30, 2010 and 2009

	2010	2009
Revenues		
Investment banking fees	$ 303,000	$ 8,000
Total Revenues	303,000	8,000
Operating Expenses		
Depreciation	1,062	1,433
General and administrative	36,685	2,119
Employee compensation and benefits	194,568	29,597
Fidelity bond	695	718
Professional fees	37,259	(2,350)
Occupancy	36,203	32,116
Communications and data processing	7,593	3,386
Total Operating Expenses	314,065	67,019
Income (loss) from Operations	11,065	(59,019)
Other Income (Expense)		
Interest income	--	--
Interest expense	13	--
	(13)	--
Income (loss) before income taxes	(11,078)	(59,019)
Income taxes	--	--
Net income (loss) and comprehensive net income (loss)	$ (11,078)	$ (59,019)

The accompanying notes are an integral part of these financial statements.

StreetCapital, Inc.
Statements of Changes in Stockholders' Equity
for the years ended
June 30, 2010 and 2009

	Common Stock		Additional Paid-in	Accumulated	
	Shares	Amount	Capital	Deficit	Total
Balance, June 30, 2008	120,000	$ 120,000	$ 240,445	$ (325,451)	$ 34,994
Capital contributions	--	--	43,056	--	43,056
Net loss	--	--	--	(59,019)	(59,019)
Balance, June 30, 2009	120,000	120,000	283,501	(384,470)	19,031
Capital contributions	--	--	10,000	--	10,000
Net loss	--	--	--	(11,078)	(11,078)
Balance, June 30, 2010	120,000	$ 120,000	$ 293,501	$ (395,548)	$ 17,953

The accompanying notes are an integral part of these financial statements.

StreetCapital, Inc.
Statements of Cash Flows
for the years ended
June 30, 2010 and 2009

	2010	2009
Cash Flows from Operating Activities:		
Net loss	$ (11,078)	$ (59,019)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation	1,062	1,433
Changes in operating assets and liabilities:		
(Increase) decrease in:		
Deposits	2,529	--
Increase (decrease) in:		
Accrued expenses and other	1,067	(28,156)
Net Cash Provided by (used in) Operating Activities	(6,420)	(85,742)
Cash flows from Financing Activities:		
Cash invested by stockholders	10,000	43,056
Advances to officers	--	--
Net Cash Used in Financing Activities	10,000	43,056
Net increase (decrease) in Cash and Cash Equivalents	3,580	(42,686)
Cash and Cash Equivalents at beginning of year	10,780	53,466
Cash and Cash Equivalents at end of year	$ 14,360	$ 10,780
Interest Paid during the year	$ 13	$ --

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

StreetCapital, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company, a wholly-owned subsidiary of Hyperion Holdings, LLC, was organized under the laws of California on November 11, 1999, is headquartered in Georgia, and is engaged in investment banking activities and principal transactions. On February 5, 2009, the Company changed its name from HPC Capital Management, Inc. to StreetCapital, Inc. The Company manages its business activities on the basis of one reportable segment.

2. Summary of Significant Accounting Policies

Basis of Presentation The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP") and to general practices within the broker-dealer industry. The accompanying financial statements have been prepared pursuant to Rule 17a-5 of the Securities and Exchange Commission Act of 1934. The classification and reporting of items appearing on the financial statements are consistent with that rule.

Use of Estimates The preparation of the financial statements, in accordance with accounting principles generally accepted in the United States of America, requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as the disclosure of contingent assets and liabilities at the date of the balance sheet, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions are used for, but not limited to: allowance for doubtful accounts; asset impairments; depreciable lives of assets; useful lives of intangible assets; income tax reserves and valuation allowances. Future events and their effects cannot be predicted with certainty; accordingly, management's accounting estimates require the exercise of judgment. The accounting estimates used in the preparation of the financial statements will change as new events occur, as more experience is acquired, as additional information is obtained and as the Company's operating environment changes. Actual results could differ from those estimates. In the ordinary course of accounting for items, management makes changes in estimates as appropriate, and as it becomes aware of circumstances surrounding those estimates. Such changes and refinements in estimation methodologies are reflected in reported results of operations in the period in which the changes are made and, if material, their effects are disclosed in the notes to the financial statements.

Fair Value of Financial Instruments Certain of the Company's financial instruments, when present, including cash and cash equivalents, restricted cash, securities owned, accounts receivable, accounts payable, accrued expenses, and notes payable are carried at cost, which approximates their fair market value because of the short term maturity of these financial instruments.

2. Summary of Significant Accounting Policies, continued

Cash and Cash Equivalents Cash and cash equivalents consist of bank deposits and highly liquid investments, when present, with original maturities of three months or less, that are not held for sale under the ordinary course of business.

Property and Equipment Equipment is stated at cost, less accumulated depreciation. Depreciation is computed on the straight-line basis over the related assets' estimated useful lives of five years. Expenditures for maintenance and repairs are expensed as incurred. Expenditures for improvements that extend the useful life or add value to the asset are capitalized and then expensed over the assets' remaining useful life.

Long-Lived Assets The Company reviews long-lived assets and certain identifiable assets related to those assets for impairment recognition whenever circumstances and situations change such that there is an indication that the recorded amounts may not be recoverable. If the undiscounted future cash flows are less than the recorded amount, the recorded amounts are reduced to fair value and an impairment loss is recognized.

Concentrations The Company maintains its cash in bank deposit accounts, which at times, exceeds federally insured limits. The Company has not experienced any losses in such accounts through June 30, 2010.

During 2010 and 2009, the Company derived revenue of approximately 100% of total revenues from six and one customers, respectively.

Revenue Recognition Investment banking revenues include gains, losses, and fees, arising from securities offerings in which the Company acts as agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking fees paid in cash are recorded on the offering or closing date. Investment banking fees paid in warrants or other forms of non-cash securities are recorded as revenue when the underlying security is exercised and valued based on current market amounts. Trading gains or losses are recognized on a trade date basis.

Advertising Costs incurred for producing and communicating advertising of the Company are charged to operations as incurred. There was no advertising expense for the years ended June 30, 2010 and 2009, respectively.

Income Taxes The Company accounts for income taxes in accordance with FASB ASC 740, formerly SFAS No. 109, *Accounting for Income Taxes*, which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using presently enacted tax rates in effect.

2. Summary of Significant Accounting Policies, continued

Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Recent Accounting Pronouncements Management does not believe that any other recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying financial statements.

3. Securities Owned

Marketable securities owned consist of trading and investment securities at market value, as follows:

	2010	2009
Corporate stocks	$ --	$ --

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. At June 30, 2010 and 2009, not readily marketable securities owned at estimated fair values are as follows:

	2010	2009
Corporate stocks	$ --	$ --

4. Commitments

The Company leases its office space. Rent expense during 2010 and 2009 was approximately $36,203 and $32,116, respectively. Lease commitments for the next five years are as follows:

2011	$ 61,656
2012	63,506
2013	65,414
2014	67,381
Thereafter	--
	$ 257,957

5. Income Taxes

No provision or benefit for federal income taxes has been recorded for 2010 and 2009 as the Company has incurred net operating losses and has no carryback potential. Differences between taxable income for financial reporting purposes and income tax reporting purposes result from depreciation and charitable contributions and are insignificant.

At June 30, 2010, the Company had net operating loss carryforwards of approximately $376,000 available to reduce future taxable income. These losses expire at various times beginning in 2025. The net operating loss carryforwards may be subject to certain limitations under Section 382 of the internal Revenue Code in the event of an ownership change. The Company has approximately $128,000 in gross deferred tax assets at June 30, 2010 resulting from net operating loss carryforwards, a change of approximately $4,000 during 2010. A valuation allowance has been recorded to fully offset these deferred tax assets as the future realization of the related tax benefits is uncertain.

The Company's practice is to recognize interest and/or penalties related to income tax matters in income tax expense. As of June 30, 2010, the Company had no accrued interest or penalties. The Company currently has no federal or state tax examinations in progress nor has it had any federal or state tax examinations since its inception. All of the Company's tax years are subject to federal and state tax examination.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At June 30, 2010, the Company has net capital, as defined, of $6,092, which was $92 greater than its required net capital of 120% of $5,000. The Company's ratio of aggregate indebtedness to net capital was 1.36 to 1.

7. Related Party Transactions

The Company shares in commissions and fees with other related companies owned by certain principals of the Company. These fees are paid directly by the escrow agent to all parties. No income or expense is recognized by the Company for these related commissions and fees.

8. Subsequent Events

Management of the Company evaluated events through August 17, 2010 for relevant disclosure.

Supplemental Information

StreetCapital, Inc.
Schedule I
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
June 30, 2010

Net Capital Computation		
Total Stockholders' Equity		17,953
Less deductions:		
Prepaid rent		5,231
Equipment, net		449
Deposits		6,181
Deduction related to haircut on securities		--
Net capital		6,092
Required minimum capital (greater of $6,000 or 6 2/3% of Aggregate Indebtedness of $8,268)		6,000
Excess Net Capital over requirement	$	92
Aggregate Indebtedness		
Aggregate indebtedness, as included in Statement of Financial Condition:		
Accrued expenses	$	8,018
Accrued income taxes		250
Total Aggregate Indebtedness	$	8,268
Ratio of Aggregate Indebtedness to Net Capital		1.36 to 1

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of June 30, 2010)

Net Capital as reported in unaudited FOCUS report, as filed	$	14,761
Audit adjustments, net		(8,669)
Net Capital, per above	$	6,092

StreetCapital, Inc.
Supplementary Note

Supplementary Information Pursuant to Rule 17a-5 of the Securities and Exchange Act of 1934
June 30, 2010

The Company is exempt from Rule 15c3-3 as no customer funds or securities are held.

Therefore, the following reports are not presented:

1. Computation for Determination of Reserve Requirement under Rule 15c3-3 of the Securities and Exchange Commission.

2. Information Relating to the Possession or Control Requirements under rule 15c3-3 of the Securities and Exchange Commission.



TRIPP, CHAFIN & COMPANY, LLC
Certified Public Accountants

1225 Johnson Ferry Road • Suite 200 Regency Park • Marietta, Georgia 30068
phone 770.565.2422 • fax 770.565.2462

To the Board of Directors
StreetCapital, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of StreetCapital, Inc. (the "Company"), for the year ended June 30, 2010, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal controls.

Also, as required by rule 17a-5(g)(l) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in

accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control of the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses or serious deficiencies as defined above.

The Company does not maintain on site historical tax records and tax returns prior to June 30, 2007 as part of its corporate files. The Company does not maintain current minutes of corporate actions and shareholders meetings. We believe that complete corporate records would incorporate these documents.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, designated self-regulatory organization, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation or registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tripp, Chafin & Company, LLC

Tripp, Chafin & Company, LLC
Marietta, Georgia
August 17, 2010